W. John McGuire
Partner
202.739.5654
wjmcguire@morganlewis.com
October 9, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Richard Pfordte, Esq.

Re:	Schwab Strategic Trust (the “Trust”)
Registration Statement on Form N-1A — File Numbers 333-160595; 811-22311
(“Registration Statement”)
Dear Mr. Pfordte,
This letter responds to your comments dated September 11, 2009 to the Trust’s initial Registration Statement filed on July 15, 2009. Rather than restate each of your comments, our responses are numbered to correspond to those comments as numbered in your September 11, 2009 letter. Unless otherwise noted, capitalized terms have the same meaning as contained in the Registration Statement.

Response 1.	We confirm that the disclosure in the Registration Statement is consistent with the Trust’s exemptive application.

Response 2.	We have made the requested changes.

Response 3.	Acquired Fund Fees and Expenses are not expected to exceed 0.01 percent (one basis point) of the average net assets of a fund.

Response 4.	We have made the requested change.

Response 5.	The Adviser has entered into a license agreement with each of the funds’ index providers, Dow Jones & Company, Inc. and FTSE International Limited (collectively, the “Index Providers”). The funds are not a party to the license agreements with the Index Providers and therefore we believe that the terms of such license agreements are not material to shareholders. Additionally, we disclose in the Prospectuses that the Adviser, not the funds, is the counterparty to the license agreements and pays the license fees.

Response 6.	Each fund’s objective is to track the applicable index as closely as possible. Accordingly, each fund invests at least 90% of its net assets in the stocks included in its index. Although each fund may invest up to 10% of its net assets in stocks not included in the index, the principal purpose of such investments is to help the funds track their index. In light of the foregoing, we believe the funds are appropriately characterized as index funds, and are not actively managed funds.

Response 7.	Based on the portfolio managers’ analysis of each fund’s index, index composition varies daily and where an index may concentrate one week, it no longer concentrates the following week. Therefore, we believe it may be potentially misleading to shareholders to show any concentration as of a specific date, if that concentration is constantly in flux. We have included general concentration risk disclosure in the “Principal Risks” section of the Prospectuses, and we believe that sufficiently alerts shareholders to the potential for and risks of concentration.

Response 8.	We have made the requested change.

Response 9.	Only institutional investors, who have entered into an authorized participant agreement with the funds’ distributor (known as Authorized Participants), may purchase or redeem Creation Units. When placing orders for Creation Units, Authorized Participants must follow the procedures included in their authorized participant agreement with the funds’ distributor. We used the term “proper form” in the Prospectuses and SAI to generally refer to these procedures. However, because each Authorized Participant is already aware of the required procedures for purchasing and redeeming Creation Units, we have removed the references to “proper form” in the Prospectuses and SAI. We have filed a form of Authorized Participant Agreement as an exhibit to the Registration Statement. See Response 44 herein.

Responses 10-13.	We have made the requested changes.

Response 14.	We have deleted the phrase in question and revised the disclosure in the principal investment strategies accordingly.

Response 15.	We have deleted the U.S. Mid-Cap ETF from the Prospectus and SAI.

Responses 16-19.	We have made the requested changes.

Response 20.	We have made the requested changes. We confirm that all of the funds’ non-principal investment strategies and risks are disclosed in the SAI in compliance with Item 11(b) of Form N-1A. Additionally, we confirm that principal strategies and risks disclosed in the SAI are also summarized in the Prospectuses.

Response 21.	The funds’ fundamental concentration policy is disclosed in order to satisfy the requirements of the Investment Company Act of 1940 (the “Act”), which generally requires that a fund adopt a fundamental policy with respect to concentration. It is currently the position of the Staff that if 25% or more of the value of a fund’s assets are invested in one industry or group of industries, that fund will be deemed to be concentrated. The funds’ non-fundamental policy, unlike the fundamental policy, imposes a specific 25% concentration limit on any industry or group of industries. This is intended to inform shareholders of the specific limitations on concentration applicable to each fund, while at the same time permit the Board of Trustees of the funds to take appropriate and timely action to amend its policy, without having to expend the time and the money to obtain shareholder approval in the event the Staff’s position regarding concentration should change. The Trust ultimately believes inclusion of the more flexible non-fundamental policy is in the best interests of the funds and their shareholders.

Responses 22-24.	We have made the requested changes.

Response 25.	This disclosure has been deleted as these are not intended investments of the funds.

Response 26.	This language has been deleted.

Response 27.	We have made the requested changes.

Response 28.	The funds will not use derivatives for speculative purposes. Hence, no disclosure has been added.

Response 29.	This disclosure has been deleted as it is not relevant to the permissible investments of the funds.

Response 30.	We have made the requested disclosures. We have revised the disclosure in the “Illiquid Securities” section to state that a fund may invest up to 15% of its net assets in illiquid securities, which is a non-fundamental policy of the funds. We have also disclosed in the “Illiquid Securities” section that, in the event a fund exceeds the limitation on investments in illiquid securities, a fund will take any steps necessary to bring the aggregate amount of illiquid investments back within the limitations as soon as reasonably practicable.

Responses 31-32.	We have made the requested changes.

Response 33-36.	These sections have been deleted as these are not intended investments for the funds.

Response 37.	We have made the requested changes. This disclosure is included in the “Debt Securities” section of the SAI.

Responses 38-39.	We have made the requested changes.

Response 40.	This section has been deleted as it is not an intended investment of the funds.

Response 41.	We have made the requested disclosures. Substituted stocks do not count towards the 90% investment policy in the underlying indexes.

Response 42.	This disclosure has been deleted as these are not intended investments for the funds.

Response 43.	We have made the requested changes.

Response 44.	We have deleted the terms “good order” and “proper form” for the reasons stated in Response 9. We have filed a form of Authorized Participant Agreement as an exhibit to the Registration Statement.

Response 45.	We confirm that Shelley A. Harding was the only Trustee of the Trust at the time the registration statement was filed.
Please contact me at 202.739.5654 if you have any questions regarding this Registration Statement.
Thank you for your attention to this matter.
Sincerely,

/s/ W. John McGuire

W. John McGuire

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